Exhibit 4.9

Coles Myer Ltd.

15 April 2005

Hani Zayadi

Dear Hani,

It is with pleasure that I write to confirm our offer of employment with Coles Myer Ltd (“the Company”) on the following terms and conditions. Whilst you are employed by the Company you may be required to work for the Company and/or any of its subsidiaries. Further, whilst you are an employee of the Company, your Total Fixed Compensation may be paid to you by the Company or one of its subsidiaries.

1.	Position

Your position will be Group Managing Director Food, Liquor & Fuel and this agreement shall commence as of the 22 December 2004.

During your ongoing employment the Company may restructure its operations and management from time to time. Not-withstanding this, in making any such changes your Total Fixed Compensation entitlements will be maintained and the Company will take into consideration your skills and competencies. You should however be aware that such changes may include changes in title, role or reporting relationship within the Company or any of its subsidiaries. The Company will however discuss any proposed changes with you prior to them occurring.

1.1.	Entire Agreement

This agreement supersedes all previous contracts, agreements and understandings in respect of your employment with the Company and any of its subsidiaries and embodies the entire agreement between yourself and the Company.

2.	Remuneration Package

In accordance with the Company’s Remuneration Policy, you will receive remuneration in the form of a Total Fixed Compensation package, which will be subject to annual review. However, your performance will be subject to ongoing review throughout the year.

Your Total Fixed Compensation package will be $1,800,000 per annum. The elements included in your Total Fixed Compensation package are:

•	Cash Salary

•	Superannuation

•	Vehicle (s)

Coles Myer Ltd. A.B.N. 11 004 089 936

800 Toorak Road, Tooronga, Victoria 3146, Australia. PO Box 2000, Glen Iris, Victoria, 3146, Australia

Telephone: 61 3 9829 3111 Facsimile: 61 3 9829 6787

2.1.	Cash Salary

Subject to paragraph 2.2 you may elect the proportion of your Total Fixed Compensation to be taken as cash salary.

2.2.	Superannuation

Your Total Fixed Compensation will be adjusted to account for Superannuation. The Company will make superannuation contributions in accordance with the superannuation guarantee charge legislation for the benefit of yourself to the Coles Myer Superannuation Fund and will provide death and disability cover through that Fund during the period you serve the Company under this agreement, provided that:

(i)	you may apply for an exemption for the Company from having to make superannuation contributions for the benefit of yourself under the superannuation guarantee charge legislation; and

(ii)	in the event that such an exemption is obtained, the Company shall not make any such contributions and will not provide you with death and disability cover through the Fund.

2.3.	Vehicles

In accordance with the Company’s Vehicle policy, you may elect to be allocated a vehicle(s). The cost of the vehicle(s) including finance, insurance, fuel, maintenance and FBT will form part of your Total Fixed Compensation package. Guidelines regarding the usage of vehicles will be provided to you.

3.	Incentive Program

In this position, you are eligible to participate in the Company’s Incentive Program which will vary from time to time depending upon Company policies and the needs of the business. Incentive payments will be determined at the discretion of the Company.

The Incentive Program for this role provides you with a possible annual incentive of up to 100% of your Total Fixed Compensation for the financial year. Your FY05 incentive potential will be based on:-

P1-5 Kmart results as per your Incentive Plan at that time;

P6-12 Food Liquor & Fuel – as above.

I confirm a guaranteed minimum payment for your FY05 Incentive Plan of $800,000. Your participation in this incentive plan is conditional upon you remaining an employee of Coles Myer Ltd through to the end of FY05.

You will be advised annually of your participation in any incentive program. This advice will include the incentive potential as well as details of the performance requirements.

4.	Long Term Incentive Plan

In this position, you may be entitled to Performance Shares at the discretion of the Company, in line with rules of any Performance Share Program as it applies from time to time. Under the current plan you will be entitled to an allocation of 76,000 performance shares per year over a 3 year period subject to performance hurdles and rules of the program. Details of the program will be advised to you at a later date.

5.	Staff Discount

You will be entitled to the relevant Point of Sale discount as provided by Coles Myer Businesses. This benefit may be varied from time to time in accordance with Company policy.

6.	Other Benefits

•	Your current entitlement of 6 return business class airfares to Canada per annum for yourself and your wife and 3 children remains in place for a period of 4 years from date of commencement of your employment with the Company.

•	In the event of your termination from the Company we would pay reasonable relocation costs and the cost of airfares back to Canada for yourself and your wife.

•	Any future nominated contractual payments outlined in your previous contract to be paid on a specific date, will be converted to, and paid in A$’s at the exchange rate at your date of commencement of employment with the Company (ie .0.5110).

•	Coles Myer will pay your future ongoing family medical coverage. Future invoices should be directed to Coles Myer for payment.

7.	Location

Your position location will be Coles Myer Head Office, 800 Toorak Road, Tooronga

However, dependent upon future Company operating requirements or promotional opportunities, the Company may require you, with reasonable notice, to alter your location, including possible intrastate relocation. Any possible interstate relocation will only occur with your mutual agreement. The Company will consult with you prior to any change occurring about the effects of such a change and provide you with relocation assistance in accordance with the Company’s Relocation Policy.

8.	Hours of Work

You are required to work a minimum of 40 hours per week. However, you are expected to work any additional hours that are necessary to perform your duties. Payment for any additional hours worked is included in your Total Fixed Compensation package.

9.	Leave

9.1.	Annual Leave

You will be entitled to 20 working days paid annual leave upon each completed year of service. Annual leave can be taken at times mutually agreed between you and the Company within twelve months of your entitlement becoming due. However, the Company may direct you to take your annual leave in cases where you and the Company are unable to reach an agreement on when leave should be taken.

9.2.	Sick Leave

You will be entitled to 8 days sick leave upon each completed year of service. All sick leave is cumulative but will not be paid out on termination of employment.

At the Company’s request, you may be required to provide medical certification as evidence of illness or injury for payment to be made.

9.3.	Carer’s Leave

You will be entitled to Carer’s Leave in accordance with Company policy as varied from time to time. The current policy provides up to 3 days per annum to care for members of your immediate family in times of illness. This leave does not accumulate from year to year. At the Company’s request, you may be required to provide a medical certificate or statutory declaration to support this leave.

9.4.	Parental Leave

Parental leave means unpaid maternity, adoption or paternity leave. You are entitled to such leave in accordance with Company policy and legislative requirements.

9.5.	Long Service Leave

Long Service Leave will accrue, and must be taken, in accordance with relevant legislation. However, Long Service Leave can be taken at times mutually agreed between you and the Company. The Company may direct you to take your accrued long service leave upon reasonable notice being given to you by the Company.

10.	Equal Employment Opportunity

The Company strives to provide all employees with equal employment opportunities. The Company’s equal opportunity policy precludes discrimination and harassment based on, but not limited to, age, race, religion, sex, marital status, pregnancy, breast feeding, parental or carers status, political belief, industrial activity, sexual preference, gender identity and disability. You are required to familiarise yourself with the Company’s equal opportunity policy and comply with it.

11.	Occupational Health & Safety

You are required to perform your duties in a safe manner by observing all safe operating procedures notified to you by the Company and ensuring that you do not undertake any activity that may cause injury to yourself or your fellow employees.

You are required to familiarise yourself with the Company’s policy on Occupational Health & Safety and comply with it.

12.	Company Policies & Procedures

You are required to comply with all Company policies and procedures as they apply now and in the future including any specific policy and procedure relating to any of its subsidiaries in which you may work. It will be your responsibility to acquaint yourself with Company policies and procedures, but should you ever be in doubt regarding such, you should seek advice from your manager. Whilst you are required to comply with Company policies, they do not form part of this agreement.

13.	Conduct

The Company expects all its employees to behave in a manner appropriate for business purposes in the conduct of their duties. Expected standards of behaviour are detailed in the attached Company Code of Conduct booklet as amended from time to time. You are required to complete and return the Conflict of Interest Declaration form attached.

14.	Confidentiality, Intellectual Property

As part of this agreement, you are required to read, sign and return with your acceptance of this agreement, the attached Confidentiality Agreement.

15.	Directorship

If as a consequence of carrying out your duties and responsibilities under this agreement you are appointed a director or other officer of any entity (whether or not related to the Company within the meaning of the Corporations Act) or hold any property (including without limitation shares or units in a trust) on trust for the Company or any of its related entities, then upon cessation of your employment with the Company you will, unless otherwise directed by the Company, immediately resign from such appointment and transfer and deliver to the Company or at the Company’s direction destroy such property, as the case may be. You irrevocably appoint the Company Secretary of the Company or any other person nominated by the Company as your attorney to sign on your behalf all documents necessary to effect the resignation and transfer and delivery.

16.	Termination

16.1	The Company may terminate your employment at any time by providing you with 12 months notice or the payment in lieu thereof. Should you intend to resign, you are required to provide the Company with 6 months notice. Should you or the Company provide such notice the Company may direct you to perform only such duties as it determines to be appropriate. A lesser period of notice may apply by mutual agreement. Any payment in lieu of notice will be based on your Total Fixed Compensation package.

The Company may terminate your employment without notice in circumstances warranting summary dismissal. Such circumstances would include, but not be limited to:

(a)	you committing any act of dishonesty, fraud, misconduct, wilful breach of duty or Company policy, or serious and wilful neglect in the performance of your duties; or

(b)	you being convicted for an offence precluding or inhibiting the further performance of your duties.

16.2	In addition you will be paid on termination an amount not less than 50% of the value of your annual Short Term Incentive unless:

(a)	the termination is based on an allegation of poor performance which has been notified by the Company to the Executive in writing;

(b)	you have been given a reasonable opportunity to remedy the performance issue raised in that notice; and

(c)	you have failed to remedy those performance issues.

17.	Restraint

In executing this agreement you covenant and agree that you shall not during your employment or for a 12 month period thereafter on behalf of yourself or another person, company or organisation;

(a)	Solicit or persuade any person you have dealt with on behalf of the Company or any of its subsidiaries during the last 12 months of your employment or is in the process of negotiating with the Company, to cease doing business with the Company or any subsidiary or reduce the amount of business which the person would normally do with the Company or any subsidiary.

(b)	Induce or attempt to induce any director, manager or employee of the Company or any subsidiary to terminate his or her employment with the Company or any subsidiary, whether or not that person would commit a breach of that person’s contract of employment.

(c)	Employ or engage in any capacity any person who has been a director, a manager, employee of or consultant to the Company or any subsidiary during your employment who is or may be likely to be in possession of any confidential information or trade secrets relating to the business of the Company or any subsidiary.

(d)	Participate, promote, assist, consult, advise or otherwise be directly or indirectly concerned with or involved in, financially or otherwise, as a director, consultant, adviser, principal, agent, manager, employee, beneficiary, partner or associate in any general merchandise or apparel retailing business with sales turnover of greater than $1Billion, or any food or liquor retailing business with sales turnover of greater than $1Billion, anywhere in Australia, other than a business owned or operated by the Company or a subsidiary.

(e)	Without in anyway resiling from this restraint you should be aware that upon termination the Company would be prepared to consider a waiver or limitation of these obligations depending upon the circumstances at the time. This is not to suggest a waiver or limitation would be automatic but employees are encouraged to raise this issue upon termination. Any waiver or limitation of these obligations must be authorised in writing by the CEO.

18.	Restraints reasonable

You and the Company consider the restraints contained in this clause to be reasonable and intend the restraints to operate to the maximum extent.

If these restraints:

(a)	are void as unreasonable for the protection of the interests of the Company; and

(b)	would be valid if part of the wording was deleted or the period or area was reduced; the restraints will apply with the modifications necessary to make them effective.

19.	Restraints independent

The restraints contained within the separate paragraphs of this clause are separate, distinct and severable, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

To accept this offer, you must sign and return this agreement within seven days. A copy of this agreement has also been enclosed for your records. Should you require clarification or any further information, please do not hesitate to contact me.

In conclusion, I look forward to continuing to work with you in a productive and rewarding association.

Your sincerely,

John Fletcher Chief Executive Officer

Please return signed copy to Ian Clubb

ACKNOWLEDGMENT OF ACCEPTANCE

I, HANI J ZAYADI, accept the aforementioned terms and conditions of this offer as outlined in this agreement.

Signature	Date